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4-7-05



SECU **05041735** SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM ·X-17A-5
PART III

(stamp) SEC MAIL PROCESSING / RECEIVED / MAR 3 1 2005 / D.C. 209 / SEC

SEC FILE NUMBER
8- 42794

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___04/01/04___ AND ENDING ___12/31/04___
$\qquad$ MM/DD/YY $\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Duncan Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___830 Third Avenue 14th Floor___
(No. and Street)

___New York___ ___NY___ ___10022-6527___
(City) $\qquad$ (State) $\qquad$ (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Robert David Fuchs___ ___212-922-2088___
$\qquad\qquad\qquad\qquad\qquad\qquad$ (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Stanley P. Wirthein CPA___
(Name – if individual, state last, first, middle name)

___98 Cutter Mill Road Suite 364 South Great Neck N.Y.___ ___11021___
(Address) $\qquad$ (City) $\qquad$ (State) $\qquad$ (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.



PROCESSED
APR 1 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____R. David Fuchs_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Duncan Capital LLC_____ , as

of _____December 31_____ , 20_04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____Signature_____

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUNCAN CAPITAL, LLC
(A Wholly-Owned Subsidiary of Santal
Holdings, LLC.)
(SEC I.D. No. 8-42994)

Statement of Financial Condition and
Independent Auditor's Report as of December
31, 2004 and Supplemental Report on Internal
Control

Filed in Accordance with SEC Rule 17a-
5(e)(3) as a Public Document.



TEL: 516-773-6280
FAX: 516-482-2035
E-MAIL: STANPW@AOL.COM

STANLEY P. WIRTHEIM

CERTIFIED PUBLIC ACCOUNTANT

98 CUTTER MILL ROAD, SUITE 364
GREAT NECK, NY 11021

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Duncan Capital, LLC
830 Third Avenue, 14 Floor
New York, NY 10022

I have audited the accompanying statement of financial condition of Duncan Capital, LLC (the "Company") as December 31, 2004, and the related statements of operations, changes in member's equity, and cash flows for the period March 12, 2004 (inception) to December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Duncan Capital, LLC as of December 31, 2004, and the results of its operations and its cash flows for the period March 12, 2004 to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 23, 2005

3

DUNCAN CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Current assets:
Cash and cash equivalents	$ 34,572	
Prepaid expenses and other receivables	175,772	
Total current assets		$210,344
Fixed assets (net of depreciation of $27,128)		93,713
		$304,057

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:
Accounts payable and accrued expenses	$ 24,615
Commitment and contingency (Notes 1 and 3)	-
Member's equity	279,442
	$304,057

See notes to financial statements.

STANLEY P. WIRTHEIM   CERTIFIED PUBLIC ACCOUNTANT

DUNCAN CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 12, 2004 (INCEPTION) TO DECEMBER 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES:

Business

Duncan Capital, LLC, ("Company") is a wholly-owned subsidiary of Santal Holdings, LLC. ("Parent"). The Company was formed under the Limited Liability Company statues of the State of New York on March 12, 2004. The Company is registered as a broker and dealer in securities pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company does not have any customers for which it clears transactions. Its primary source of income is from acting as a placement agent for investments and or loans to its clients. As of April 1, 2004 the Company completed a merger with Rockwood, Inc. (also a registered broker-dealer and wholly owned by Santal, LLC) and assumed all of its assets and liabilities.

Securities Transactions

Securities transactions, if any, and related commission revenues and expenses are recorded on a trade date basis. Marketable securities are valued at quoted market prices and securities not readily marketable are valued at fair value as determined by the Company. Unrealized gains and losses are included in investment and trading gains.

Cash Equivalents

Cash equivalents are highly liquid investments purchased with original maturities of three months or less.

Income taxes

The Company is a single-member Limited Liability Company and as such all of its income and expenses are included with those of its parent, Santal, LLC. Therefore no provision has been made for any income taxes as they are the responsibility of Santal, LLC.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

STANLEY P. WIRTHEIM   CERTIFIED PUBLIC ACCOUNTANT

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Depreciation

The Company's fixed assets consist primarily of office furniture and equipment. Depreciation is computed by using the straight line method over the estimated useful lives of the assets as follows:

Furniture & fixtures	7 years
Office equipment	7 years
Computers	3 years

Leasehold improvements are amortized over the remaining term of the lease utilizing the straight –line method.

Investment Banking

Investment banking and advisory fees arise from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, or completion of transaction date.

2. OTHER INVESTMENTS

The Company often receives as part of its compensation options and warrants to purchase the stock of its clients at a predetermined price as stipulated in the respective agreement. The Company has written down to zero any stock it has received as compensation for services, as these shares are restricted and are not tradable. The options and warrants are also deemed to have no value. Realized and unrealized gains or losses, if any, are recorded in the statement of operations.

3. FIXED ASSETS

The Company's fixed assets consist of the following:

	Cost	Accumulated Depreciation	Book Value
Office furniture & equipment	$45,123	$6,123	$39,000
Computer equipment	59,915	14,682	45,233
Leasehold improvements	15,803	6,323	9,480
Totals	$120,841	$27,128	$93,713

STANLEY P. WIRTHEIM   CERTIFIED PUBLIC ACCOUNTANT

4. RELATED PARTY TRANSACTIONS

At year end there were no inter-company receivables or payables with any related parties. However, the Company shares its facilities with non-related parties. (See note 7)

5. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. As of December 31, 2004, the Company had regulatory net capital of $9,957 and a regulatory net capital requirement of $5,000. The Company's net capital ratio was 2.47 to 1.0.

6. FEDERAL INCOME TAXES

As described in Note 1, the Company is a wholly owned subsidiary of Santal, LLC and as such any income tax liability is the responsibility of its parent.

7. COMMITMENTS AND CONTINGENCIES

The Company occupies its current office space as a sub-tenant. It has not entered into a formal lease agreement for the space, but has agreed to assume responsibility for a portion of the rent which is currently approximately $16,400 per month plus the cost of utilities. Rent expense was $87,868 for the nine months ended December 31, 2004.

This lease expires on June 29, 2006. The base rent under this lease increases to $17,048 and $17,680 per month on December 1, 2004 and 2005 respectively. The lease does not provide for any escalations and its commencement date was November 26, 2003.

8. CONCENTRATION OF CREDIT RISK

The Company maintains checking and money market accounts with balances totaling approximately $57,000 as of December 31, 2004. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company also maintains a money market account at its clearing firm which is not insured by the FDIC, but is insured by SPIC. The balance in that account is approximately $1,500. Although some transactions represented more than 10% of its revenue the Company does not perceive any risk as most of its transactions are non-recurring.

STANLEY P. WIRTHEIM   CERTIFIED PUBLIC ACCOUNTANT

9. FAIR VALUE ON FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of such instruments, except for the subordinated borrowings, if any.

The fair values of the Company's subordinated borrowings are determined using contractual cash flows discounted at current interest rates offered to the Company for debt with substantially the same characteristics and maturities. The fair values of such instruments approximate their carrying amounts at December 31, 2004.

TEL: 516-773-6280
FAX: 516-482-2035
E-MAIL: STANPW@AOL.COM

STANLEY P. WIRTHEIM
CERTIFIED PUBLIC ACCOUNTANT

98 CUTTER MILL ROAD, SUITE 364
GREAT NECK, NY 11021

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Duncan Capital LLC
830 Third Avenue, 14 Floor
New York, NY 10022

In planning and performing my audit of the financial statements of Duncan Capital LLC (the "Company") for the period March 12, 2004 (Inception) to December 31, 2004 (on which I issued my report dated March 23, 2005), I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the redemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices an procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or if such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

My consideration of the Company's internal control would not necessarily disclose all matters in the

Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices, and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Associated of Securities Dealers, and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

Great Neck, New York
March 23, 2005